Form 10KSB, Exhibit 13
period 1996-06-30
TROY HILL BANCORP INC
filed 1996-10-15
CIK 921363

TROY HILL
                                  BANCORP, INC.


                                     ANNUAL
                                     REPORT
                                      1996

Dear Stockholder:

We are pleased to report that the Company's net earnings increased from $919,000 in fiscal 1995 to $1.1 million in fiscal 1996. In addition, the Company's net interest income increased from $3.0 million in fiscal 1995 to $3.4 million in fiscal 1996. The Company's return on average assets during the 12 months ended June 30, 1996 amounted to 1.34%, which compares favorably with other savings institutions and thrift holding companies located in our market area. Total assets of the Company increased to $92.2 million at June 30, 1996, up from $75.1 million at June 30, 1995.

During fiscal 1996, the Company significantly increased its origination of permanent and construction loans secured by both residential and nonresidential real estate. As a result, net loans receivable (not including loans held for sale) increased from $53.2 million at June 30, 1995 to $74.6 million at June 30, 1996. The growth in the Company's total assets was primarily funded by an increase in advances from the Federal Home Loan Bank of Pittsburgh and, to a lesser extent, growth in the Company's deposit accounts. The Company was able to accomplish its objective of controlled growth while maintaining the Savings Bank's regulatory capital at a level which significantly exceeds all regulatory capital requirements. At June 30, 1996, the ratio of the Company's stockholders' equity to total assets amounted to 19.57%.

The Company has paid a quarterly dividend since its initial public offering in June 1994. In addition, during fiscal 1995, the company repurchased 56,208 shares of its common stock. Since the initial public offering, the Company has explored all available avenues in order to improve its operations and profitability while maintaining the strict asset quality standards which have been a tradition at Troy Hill.

The Board of Directors and management of the Company are committed to build and enhance stockholder value. In that regard, on September 16, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with PennFirst Bancorp, Inc. ("PennFirst"), a Pennsylvania-chartered thrift holding company which is headquartered in Ellwood City, Pennsylvania. Pursuant to the Agreement, the Company will merge with and into PennFirst (the "Merger") and the Savings Bank will operate as a separate subsidiary of PennFirst for a minimum period of one year. Each shareholder of the Company will be entitled to receive $21.15 in either cash or shares of PennFirst common stock for each share of Company common stock, subject to an overall requirement that 40% of the outstanding Company common stock be exchanged for cash. The Merger is subject to, among other things, the receipt of all requisite regulatory approvals as well as the approval of the respective shareholders of PennFirst and the Company. In connection therewith, a Special Meeting of Shareholders of the Company is expected to be called for the purpose of approving the Merger during the second or third quarter of fiscal 1997.

We thank you for your continued support as stockholders of the Company. We also thank our directors, officers and employees for their dedicated efforts in accomplishing these results.

                                     Sincerely,

                                     /s/Ellry N. Davis
                                     -----------------
                                     Ellry N. Davis
                                     President and Chief Executive Officer

                                    BUSINESS

General

Troy Hill Bancorp, Inc. (the "Company") is a Pennsylvania corporation and a unitary thrift holding company registered under the Home Owners' Loan Act, as amended. The Company is the parent company of Troy Hill Federal Savings Bank ("Troy Hill").

Troy Hill is a federally chartered, stock savings bank conducting business from two full-service offices located in the Troy Hill section of Pittsburgh and in Wexford, Pennsylvania. Its deposits are insured to the maximum extent permitted by law by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC").

At June 30, 1996, the Company had total consolidated assets of $92.2 million, total consolidated deposits of $54.0 million and stockholders' equity of $18.0 million.

The Company is primarily engaged in attracting deposits from the general public through its offices and using such deposits, together with other funds, primarily to originate loans secured by first liens on single-family (one-to-four units) and multi-family (over four units) residential properties, nonresidential real estate, construction loans on primarily residential properties and consumer loans. The Company also invests in securities issued by the United States Government and agencies thereof, municipal debt securities and corporate obligations. The Company derives its income principally from interest earned on loans, mortgage-backed securities and investments and, to a lesser extent, from fees received in connection with the origination and sale of loans and for other services. The Company's primary expenses are interest expense on deposits, FHLB advances and general operating expenses. Funds for activities are provided primarily by deposits, amortization and prepayments of outstanding loans and mortgage-backed securities, sales of loans and other sources. During the years ended June 30, 1996, 1995 and 1994, the Company earned $1.1 million, $919,000 and $1.1 million, respectively.

Troy Hill is a community oriented savings institution which emphasizes customer service and convenience within its market area and has traditionally offered a wide variety of products and services to its retail customers. Troy Hill currently emphasizes the origination of single-family residential loans and construction loans for single-family residential properties. Troy Hill has focused on such traditional thrift lending, while emphasizing asset quality and maintaining strong capital levels. Highlights of Troy Hill's strategy include the following:

Strong Capital Levels--Troy Hill seeks to maintain high levels of regulatory capital to give it maximum flexibility in the changing regulatory environment and to respond to changes in market and economic conditions. At June 30, 1996, Troy Hill's tangible, core and risk-based capital ratios were approximately 15.9%, 15.9% and 24.3%, respectively, which exceeded the minimum requirements of 1.5%, 3.0% and 8.0% by $12.7 million, $11.4 million and $9.8 million, respectively.

Strong Earnings--For the years ended June 30, 1996, 1995, and 1994, the Company's net earnings (which include Troy Hill as the Company's predecessor) amounted to $1.1 million, $919,000 and $1.1 million, respectively. The increase in net earnings since 1995 is due primarily to an increase of $401,000 in net interest income.

Noninterest Expense Ratios--For the years ended June 30, 1996, 1995 and 1994, the Company's ratio of noninterest expense to average total assets was 2.09%, 2.35% and 2.31%, respectively. The decrease in such ratio during the year ended June 30, 1996 was due primarily to a greater increase in average total assets over the increase in noninterest expense.

Core Deposits--As of June 30, 1996, $18.8 million or 34.9% of Troy Hill's total deposits consisted of passbook accounts, money market deposit accounts and NOW accounts. Of this amount, approximately $12.3 million or 22.8% of total deposits consisted of passbook accounts. Management considers these types of core deposits to be more stable and lower cost funds than certificates of deposit and outside borrowings.

Asset Quality--Troy Hill adheres to a lending strategy that emphasizes the origination of permanent and construction loans secured by single-family residential properties within it's primary market area. As of June 30, 1996, 1995 and 1994, Troy Hill's ratios of non-performing assets to total assets were 1.57%, 3.09% and 2.03%, respectively. The decrease in non-performing assets since fiscal 1995 was primarily the result of an increase in loan volume and an increase in charge-offs of non-performing construction loans during 1996. Total net charge-offs for the past three fiscal years have aggregated $279,000 and at June 30, 1996, Troy Hill's allowance for loan losses amounted to .81% of total loans outstanding.

Regulation

The Company, as a registered savings and loan holding company, is subject to examination and regulation by the Office of Thrift Supervision ("OTS") and is subject to various reporting and other requirements of the Securities and Exchange Commission ("SEC"). Troy Hill, as a federally chartered savings bank, is subject to examination and comprehensive regulation by the OTS, which is Troy Hill's chartering authority and primary regulator, and the FDIC, the administrator of the SAIF. Troy Hill is also subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System ("FRB") and is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh, which is one of the 12 regional banks comprising the FHLB System.

                           SELECTED FINANCIAL DATA
                                 (Unaudited)
                            (Dollars in Thousands)

The following selected financial and other data of the Company does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.



                                                                        June 30,
                                                     -----------------------------------------------
                                                      1996      1995      1994      1993      1992
                                                     -------   -------   -------   -------   -------
Selected Financial Condition and Other Data:
Total assets.......................................  $92,183   $75,091   $64,087   $57,595   $59,904
Interest-bearing deposits in other financial
  institutions.....................................       --        --        --     2,463     1,287
Investment and mortgage-backed securities-available
  for sale.........................................   11,731    10,831        --        --        --
Investment securities-held to maturity.............       --     7,301     9,975     3,926     2,988
Mortgage-backed securities, net....................       --        --     5,902     3,254     3,208
Loans receivable, net..............................   74,552    53,180    39,074    41,205    46,353
Loans held for sale................................       --       272        --       687        --
Deposits...........................................   53,960    50,610    42,410    46,725    49,560
FHLB advances......................................   18,583     5,750     3,000     3,000     3,000
Stockholders' equity...............................   18,040    17,216    17,600     6,873     5,976
Full service offices...............................        2         2         1         1         1


                                                                   Year Ended June 30,
                                                      ----------------------------------------------
                                                       1996      1995      1994      1993      1992
                                                      ------    ------    ------    ------    ------
Selected Operating Data:
Total interest income..............................   $6,469    $5,151    $4,490    $5,346    $4,988
Total interest expense.............................    3,072     2,155     1,935     2,409     2,813
                                                      ------    ------    ------    ------    ------
     Net interest income...........................    3,397     2,996     2,555     2,937     2,175
Provision for loan losses..........................      220        10        80       380       102
                                                      ------    ------    ------    ------    ------
     Net interest income after provision for loan
        losses.....................................    3,177     2,986     2,475     2,557     2,073
Noninterest income.................................      210       121       338        81        68
Noninterest expense................................    1,700     1,599     1,323       999       868
                                                      ------    ------    ------    ------    ------
Earnings before income taxes and cumulative effect
  of accounting change.............................    1,687     1,508     1,490     1,639     1,273
Income taxes.......................................      599       589       611       742       487
                                                      ------    ------    ------    ------    ------
Earnings before cumulative effect of accounting
  change...........................................    1,088       919       879       897       786
Cumulative effect of change in accounting for
  income taxes.....................................       --        --       200        --        --
                                                      ------    ------    ------    ------    ------
Net earnings.......................................   $1,088    $  919    $1,079    $  897    $  786
                                                      ======    ======    ======    ======    ======
Earnings per share(1)..............................   $ 1.09    $  .89        --        --        --

                                                                At or For the Year Ended June 30,
                                                          ----------------------------------------------
                                                           1996      1995      1994      1993      1992
                                                          ------    ------    ------    ------    ------
Selected Operating and Other Ratios(2):
Performance Ratios:
Return on average assets(3)............................     1.34%     1.35%     1.89%     1.53%     1.47%
Return on average equity(3)............................     6.04      5.21     14.15     13.99     14.17
Interest rate spread(4)................................     3.16      3.54      4.21      4.64      3.66
Net interest margin(4).................................     4.27      4.61      4.67      5.09      4.17
Average interest-earning assets to average
  interest-bearing liabilities.........................   128.54    133.15    113.36    110.90    109.30
Net interest income after provision for loan and lease
  losses
  to total noninterest expense.........................   186.88    186.74    187.07    255.96    238.82
Noninterest expense to average total assets............     2.09      2.35      2.31      1.70      1.62
Asset Quality Ratios:
Non-performing loans to total loans at end of
  period(5)............................................     1.22      3.39      2.67      1.53      0.51
Non-performing assets to total assets at end of
  period(5)............................................     1.57      3.09      2.03      1.24      0.46
Allowance for loan and lease losses to total loans
  outstanding
  at end of period.....................................      .81      1.15      1.45      1.34      0.50
Allowance for loan and lease losses to total
  non-performing loans
  at end of period.....................................    66.73     33.55     54.39     87.85     97.07
Capital Ratios:
Average equity to average assets.......................    22.14     25.94     13.32     10.91     10.37
Equity to assets at end of period......................    19.57     22.93     27.46     11.93      9.98

---------------
(1) Earnings per share have been stated only for fiscal 1995 and 1996 because of Troy Hill's conversion to stock form on June 24, 1996. See Note 1 to the Consolidated Financial Statements.

(2) With the exception of end of period ratios, all ratios are based on month-end or quarter-end balances during the periods. Management does not believe that the use of month-end or quarter-end balances instead of daily average balances has caused any material differences in the information presented.

(3) Return on average assets and return on average equity before cumulative effect of accounting change amounted to 1.54% and 11.53%, respectively, for the year ended June 30, 1994.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Non-performing loans consist of non-accrual loans and loans that are contractually past due 90 days or more but still accruing interest, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in lieu thereof.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. The Company's net income also is affected by its provision for loan losses, as well as the level of its noninterest income, including loan service charges, gain on sale of loans, and other income, and its noninterest expenses, such as salaries and employee benefits, occupancy expense, federal deposit insurance and miscellaneous other expenses, and income taxes.

In general, financial institutions are vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of financial institutions, including Troy Hill, have historically emphasized the origination of long-term, fixed-rate loans secured by single-family residences, and the primary source of funds of such institutions has been deposits, which largely mature or are subject to repricing within a short period of time. This factor has historically caused the income earned by Troy Hill on its loan portfolio to adjust more slowly to changes in interest rates than its cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates. To reduce the effect of adverse changes in interest rates on its operations, the Company has implemented the asset and liability management policies described below.

Asset and Liability Management

The Company maintains a program designed to monitor its exposure to material and prolonged increases in interest rates. The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of the Company's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. As described below, the Company's asset and liability management policies have increased the Company's interest rate sensitivity primarily by shortening the maturities of the Company's interest-earning assets. To the extent possible, the Company also attempts to extend the maturities of its interest-bearing liabilities. The Company's Board of Directors establishes and monitors the Company's asset and liability management policies.

The Company has adopted a strategy designed to improve the interest rate sensitivity of its assets relative to its liabilities. The primary elements of this strategy include: (i) maintaining a high level of liquid assets that can be reinvested in higher yielding investments should interest rates rise; (ii) emphasizing investment in (A) shorter-term (15 years or less), fixed-rate single-family residential loans and (B) residential construction and commercial real estate loans, which generally have adjustable interest rates and/or shorter maturities than traditional single-family residential loans; (iii) to the extent market conditions permit, increasing the origination of adjustable-rate single-family residential loans ("ARMs"), (iv) maintaining the weighted average maturity of the Company's investment portfolio at five years or less and (v) selling of newly originated loans with maturities of greater than fifteen years.

As of June 30, 1996, the implementation of these asset and liability initiatives resulted in the following: (i) $15.7 million or 21.0% of the Company's total loan portfolio had adjustable interest rates or maturities of less than 12 months; (ii) $3.6 million or 69.5% of the Company's portfolio of mortgage-backed securities were secured by ARMs; and (iii) $2.5 million or 21.3% of the Company's investment securities portfolio had scheduled maturities of five years or less.

Changes in Financial Condition

General. At June 30, 1996, the Company's assets totaled $92.2 million, as compared to $75.1 million at June 30, 1995. Total assets increased by $17.1 million or 22.8% from June 30, 1995 to June 30, 1996. The increase is primarily due to the increase of $21.4 million or 40.2% in loans receivable which was primarily due to increased relationships with real estate brokers. This increase was offset by a decrease of $6.4 million or 35.3% in investment and mortgage-backed securities (including securities available for sale) which was the result of the Company selling a portion of its investments to fund the increase in loans.

Investments in Debt and Equity Securities. In May 1993, the Financial Accounting Standards Board released SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. Investments are to be classified into the following three categories: 1) Debt Securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost; 2) Debt and Equity Securities that are bought and held principally for the purpose of resale in the near future are classified as trading securities and reported at fair value, with unrealized gains and losses included in current period earnings; 3) Debt and Equity Securities not classified as either held to maturity securities or trading securities are classed as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred taxes. The Company adopted SFAS No. 115 as of July 1, 1994.

In November 1995, the Financial Accounting Standards Board (FASB) issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, Questions and Answers." This guide permitted a one-time reassessment of the appropriateness of the classifications of securities as available for sale or held for investment. In December 1995, the Company transferred approximately $6.9 million of investment securities with a market value of $6.8 million from the held to maturity category to the securities available for sale category. Concurrent with this redesignation, all but approximately $1.7 million of the securities transferred were sold at a realized loss of $5,000.

As a matter of policy, the Company generally emphasizes lending activities in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (excluding securities available for sale), which consist of U.S. Government and agency obligations and corporate obligations, decreased by $5.3 million or 72.0% during the year ended June 30, 1996, due primarily to the one-time transfer of securities referred to in the preceding paragraph.

Approximately $751,000 of equity securities were purchased by the Company during the fiscal year ended June 30, 1996 due to the tax benefits and higher yields associated with these items. The portfolio of equity securities primarily consist of cumulative preferred equity stocks and are classified as available for sale.

Mortgage-Backed Securities. Mortgage-backed securities, which consist primarily of securities which are insured or guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") or the Government National Mortgage Association ("GNMA"), were all classified as available for sale at June 30, 1996. Such securities decreased by $1.9 million or 28.7% during the year ended June 30, 1996. The decrease during fiscal 1996 reflected principal repayments and the selling of mortgage-backed securities to finance the increase in loan volume.

Loans Receivable. Loans receivable (including loans classified as held for sale) amounted to $74.6 million and $53.5 million at June 30, 1996 and 1995, respectively. Loans receivable (including loans classified as held for sale) increased by $21.1 million or 39.5% during the year ended June 30, 1996. The increase is due to generally lower interest rates which produced a higher market demand. The Company also increased its origination of nonresidential loans secured primarily by undeveloped land due primarily to an increasing number of relationships with real estate brokers.

Allowance for Loan Losses. At June 30, 1996, the Company's allowance for loan losses totaled $660,000, which represented a $7,000 decrease from the level maintained at June 30, 1995. At June 30, 1996, the Company's allowance represented approximately .81% of the gross loan portfolio. At that date, the ratio of total non-performing loans to total loans amounted to 1.22%, as compared to 3.41% at June 30, 1995. This decrease in non-performing loans during the year ended June 30, 1996 was due to an increase in loan volume and an increase in charge-offs of non-performing construction loans. Although management of the Company believes that its allowance for loan losses at June 30, 1996 was adequate based on facts and circumstances available to it, there can be no assurances that future additions to such allowance will not be necessary in future periods, which could adversely affect the Company's results of operations.

Deposits. Deposits totaled $54.0 million at June 30, 1996, as compared to $50.6 million at June 30, 1995. Deposit accounts subject to daily repricing (passbook, money market deposit and NOW accounts) decreased by $21,000 or .1% from June 30, 1995 to June 30, 1996. During the same period, certificates of deposit increased by $3.4 million or 10.6%. This increase is primarily due to the opening of an additional full-service branch office during fiscal 1995. Troy Hill has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market except upon specific occasions when market conditions have created opportunities to attract longer-term deposits.

Borrowings. Borrowings, which consist primarily of advances from the FHLB of Pittsburgh, amounted to $18.6 million and $5.8 million at June 30, 1996 and 1995, respectively. The weighted average rate on FHLB advances was 6.06% and 5.40% during the years ended June 30, 1996 and 1995, respectively.

Stockholders' Equity. Stockholders' equity increased from $17.2 million at June 30, 1995 to $18.0 million at June 30, 1996. This increase was due to the $1.1 million of net earnings recognized during the year which was offset by $350,000 of dividends paid to the stockholders and a decrease in the market value of $111,000 in securities available for sale.

Results of Operations

General. The Company reported net earnings of $1.1 million, $919,000 and $1.1 million for fiscal 1996, 1995 and 1994, respectively. Net earnings during fiscal 1996 increased by $169,000 or 18.4% when compared to June 30, 1995. This increase in net earnings resulted primarily from an increase of $401,000 in net interest income and a $89,000 increase in total noninterest income, which was partially offset by a $210,000 increase in the provision for loan losses, a $10,000 increase in income taxes and an increase of $101,000 in total noninterest expense. Net earnings during fiscal 1995 increased $40,000 or 4.6% (before the $200,000 cumulative effect of the change in accounting for income taxes recognized during the fiscal year ended June 30, 1994). The increase in net earnings resulted primarily from an increase of $441,000 in net interest income, a $70,000 decline in the provision for loan losses and a $22,000 decrease in income taxes, which was partially offset by a $276,000 increase in total noninterest expense. and a decrease of $217,000 in total noninterest income.

Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on month-end or quarter-end balances. Management does not believe that the use of month-end or quarter-end balances instead of daily average balances has caused any material differences in the information presented.

                                                               Year Ended June 30,
                             ----------------------------------------------------------------------------------------
                                         1996                           1995                          1994
                             ----------------------------   ----------------------------   --------------------------
                             Average              Yield/    Average              Yield/    Average            Yield/
                             Balance    Interest  Rate(1)   Balance    Interest  Rate(1)   Balance   Interest Rate(1)
                             --------   -------   -------   --------   -------   -------   -------   ------   -------
Interest-earning assets:
  Loans receivable(2)......  $61,934    $5,334      8.61 %  $46,194    $3,957      8.57 %  $39,489   $3,655     9.26 %
  Mortgage-backed
     securities(3).........    6,360       443      6.97      7,857       493      6.27      4,069      256     6.29
  Investment
     securities(3)(4)......    8,957       568      6.34      9,865       575      5.83      7,782      400     5.14
  Interest bearing deposits
     and other.............    2,396       124      5.18      2,823       126      4.46      4,547      179     3.94
                             -------    ------      ----    -------    ------      ----     ------   ------     ----
  Total interest-earning
     assets................   79,647    $6,469      8.12 %   66,739    $5,151      7.72 %   55,890   $4,490     8.03 %
                             -------    ======      ====    -------    ======      ====     ------   ======     ====
Non-interest-earning
  assets...................    1,665                          1,284                          1,330
                             -------                        -------                        -------
  Total assets.............  $81,310                        $68,023                        $57,220
                             =======                        =======                        =======
Interest-bearing
  liabilities:
  Deposits.................  $52,269    $2,484      4.75 %  $45,440    $1,902      4.19 %  $45,561   $1,736     3.81 %
  FHLB advances and
     other.................    9,695       588      6.06      4,684       253      5.40      3,740      199     5.32
  Total interest-bearing
     liabilities...........   61,964    $3,072      4.96 %   50,124    $2,155      4.30 %   49,301   $1,935     3.92 %
                             -------    ======      ====    -------    ======      ====    -------   ======     ====
Non-interest-bearing
  liabilities..............    1,342                            251                            296
                             -------                        -------                        -------
  Total liabilities........   63,306                         50,375                         49,597
                             -------                        -------                        -------
Stockholders' equity.......   18,004                         17,648                          7,623
                             -------                        -------                        -------
  Total liabilities and
     stockholders'
     equity................  $81,310                        $68,023                        $57,220
                             =======                        =======                        =======
Net interest income;
  interest
  rate spread..............             $3,397      3.16 %             $2,996      3.42 %            $2,555     4.11 %
                                        ======      ====               ======      ====              ======     ====
Net interest margin(5).....                         4.27 %                         4.49 %                       4.57 %
                                                    ====                           ====                         ====
Average interest-earning
  assets  to average
  interest-bearing
  liabilities..............                       128.54 %                       133.15 %                     113.36 %
                                                  ======                         ======                       ======

---------------

(1) At June 30, 1996, the yields earned and rates paid were as follows: loans receivable, 8.20%; mortgage-backed securities, 6.98%; investment securities, 6.05%; other interest-earning assets, 5.54%; total interest-earning assets, 7.87%; deposits, 4.63%; FHLB advances, 5.78%; total interest-bearing liabilities, 4.92%; and interest rate spread, 2.95%.

(2) Includes non-accrual loans and loans classified as held for sale.

(3) Includes investment and mortgage-backed securities classified as available for sale.

(4) Yields on investment securities have been computed on a tax-equivalent basis utilizing a 34% federal income tax statutory rate.

(5) Net   interest   margin  is  net   interest   income   divided   by  average
    interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                Year Ended June 30,
                                           -------------------------------------------------------------
                                                   1996 vs 1995                     1995 vs. 1994
                                           ----------------------------      ---------------------------
                                               Increase                         Increase
                                              (Decrease)                       (Decrease)
                                                Due To          Total            Due To          Total
                                           ----------------    Increase      ---------------    Increase
                                            Rate     Volume    (Decrease)     Rate     Volume   (Decrease)
                                           ------    ------    --------      ------    -----    --------
Interest-earnings assets:
  Loans receivable(1)...................   $  22     $1,355     $1,377       $(236)   $538       $302
  Mortgage-backed securities(2).........      50       (100)       (50)         (1)    238        237
  Investment securities(2)..............      48        (55)        (7)         58     117        175
  Interest-bearing deposits in other
     banks..............................      --         --         --          --     (47)       (47)
  Other interest-earning assets.........      19        (21)        (2)         22     (28)        (6)
                                           -----     ------     ------       -----    -----      ----
        Total interest-earning assets...   $ 139     $1,179     $1,318       $(157)   $818       $661
                                           =====     ======     ======       =====    ====       ====
Interest-bearing liabilities:
  Deposits..............................   $ 276     $  306     $  582       $ 171     $ (5)     $166
  FHLB advances.........................      (7)       347        340           7       56        63
  Other interest-bearing liabilities....      (3)        (2)        (5)        (10)       1        (9)
                                           ------    ------     ------       -----     ----      ----
        Total interest-bearing
           liabilities..................   $ 266     $  651     $  917       $ 168     $ 52      $220
                                           =====     ======     ======       =====     ====      ====
Increase (decrease) in net interest
  income................................   $(127)    $  528     $  401       $(325)    $766      $441
                                           =====     ======     ======       =====     ====      ====

---------------

(1) Includes loans classified as held for sale.

(2) Includes investment and mortgage-backed securities classified as available for sale.

The Company's net interest income increased by $401,000 or 13.4% during fiscal 1996 and increased by $469,000 or 18.0% during fiscal 1995. The increase in net interest income during fiscal 1996 was the result of an increase in interest income primarily due to an increase in the average balance of loans receivable which was offset by an increase in interest expense due primarily to an increase in the average rate paid on deposits and on interest paid to the Federal Home Loan Bank of Pittsburgh on borrowed money. The increase in net interest income during fiscal 1995 was the result of an increase in interest income primarily due to an increase in the average balance of loans receivable, mortgage-backed securities and investment securities which offset an increase in interest expense due primarily to an increase in the average rate paid on deposits.

Interest Income. Interest income on loans increased by $1.4 million or 34.8% during fiscal 1996, and increased $302,000 or 8.3% during fiscal 1995. The increase during fiscal 1996 was due to a $15.7 million increase in the average balance of loans receivable and an increase of 4 basis points in the average yield earned thereon (100 basis points equals 1%). The increase in interest income on loans during fiscal 1995 was due to a $6.7 million increase in the average balance of loans receivable which offset a decline of 69 basis points in the average yield earned thereon.

Interest income on mortgage-backed securities decreased by $50,000 or 10.1% during fiscal 1996, and increased by $237,000 or 92.6% during fiscal 1995. The decrease during fiscal 1996 was due to a decrease in the average balance of mortgage-backed securities of $1.5 million which was partially offset by a 70 basis point increase in the average yield earned thereon. The increase in interest income on mortgage-backed securities during fiscal 1995 was due to the reinvestment of a portion of the proceeds of the Company's stock offering into mortgage-backed securities, which resulted in an increase in the average balance of such securities of $3.8 million, which was partially offset by a 2 basis point decline in the average yield earned thereon.

Interest and dividends on investment securities and other interest-earning assets (consisting primarily of U.S. Government and agency obligations, municipal debt securities, corporate obligations, interest-bearing deposits and FHLB of Pittsburgh stock) decreased by $9,000 or 1.3% during fiscal 1996 and increased by $122,000 or 21.1% during fiscal 1995. The decrease during fiscal 1996 was due primarily to a $1.3 million decrease in the average balance of such investments, which was partially offset by an increase of 125 basis points in the average yield earned thereon. The increase during fiscal 1995 was due primarily to a $1.6 million increase in the average balance of such investments together with an increase of 129 basis points in the average yield earned thereon.

Interest Expense. Interest expense on deposits, the largest component of the Company's interest-bearing liabilities, increased by $582,000 or 30.6% during fiscal 1996 and increased by $166,000 or 9.6% during fiscal 1995. The increase during fiscal 1996 was due to an increase of 57 basis points in the average rate paid thereon, and a $6.8 million increase in the average balance of deposits outstanding. The increase in interest expense on deposits during fiscal 1995 was due to an increase of 37 basis points in the average rate paid thereon, which offset a slight decline in the average balance of deposits outstanding. The decrease in the average balance of deposits during fiscal 1995 was due primarily to disintermediation (the outflow of deposits into competing investment products), and the result of the customers of the Troy Hill withdrawing their deposit accounts to purchase common stock of the Company. The increase in the average rate paid on deposits during fiscal 1996 and 1995 was due to a competitive market and rising interest rates.

Interest expense on advances and other borrowings increased by $335,000 or 132.4% during fiscal 1996 and increased by $54,000 or 27.1% during fiscal 1995. The increase during fiscal 1996 was due to a $5.7 million increase in the average balance of FHLB advances and an increase of 4 basis points in the average yield earned theron. The increase in such expense during fiscal 1995 was due to an increase in the average balance of FHLB advances which were utilized to fund the increase in loan demand.

Provisions for Loan Losses. Provisions for loan losses are charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Troy Hill, the status of past due principal and interest payments, general economic conditions, particularly as they relate to Troy Hill's market area, and other factors related to the collectibility of Troy Hill's loan portfolio.

The Company established provisions for loan and lease losses of $220,000, $10,000 and $80,000 during fiscal 1996, 1995 and 1994, respectively. The provisions during fiscal 1996 and 1994 were due, in part, to losses experienced with respect to certain commercial leases which Troy Hill had purchased and losses on certain single-family construction loans during the fourth quarter of 1996. In addition, the Company determined to increase its allowance for loan and lease losses due to its increased origination of residential construction loans, which generally involve a higher level of risk as compared to single-family residential lending (and therefore have the inherent risk of higher levels of losses) and increased loan charge-offs by $184,000 in fiscal 1996.

Noninterest Income. Total noninterest income increased by $89,000 or 73.6% during fiscal 1996 due primarily to a $51,000 increase in the gain on sale of loans and a $31,000 decrease in loss on the sale of investment securities. Total noninterest income decreased by $217,000 or 64.2% during fiscal 1995 due primarily to a $189,000 decrease in gain on sale of loans and a $36,000 loss on sales of investment securities recognized during the year. The increase in noninterest income during fiscal 1996 was due primarily to an increase in sales of loans to financial institutions. The decrease in gain on sales of loans during fiscal 1995 was due to an increase in market rates of interest which resulted in a decline in loan demand with respect to 30-year mortgage loans.

Noninterest Expense. Total noninterest expense increased by $101,000 or 6.3% during fiscal 1996, as compared to the prior fiscal year. The primary reason for the increase was due to a $92,000 increase in salaries and employee benefits. This increase was partially offset by a $14,000 decrease in miscellaneous other operating expenses (consisting primarily of office supplies and services and legal and professional fees). Total noninterest expense increased by $276,000 or 20.9% during fiscal 1995, due primarily to a $161,000 or 26.8% increase in salaries and employee benefits, and a $127,000 or 28.2% increase in miscellaneous other operating expenses. The increase in employee compensation and benefits during fiscal 1996 and 1995 was due to the hiring of additional employees and the funding of the Company's employee stock benefit plans.

Income Taxes. The Company incurred income tax expense of $599,000, $589,000 and $611,000 during fiscal 1996, 1995 and 1994, respectively. The Company's effective tax rate amounted to 35.5%, 39.1% and 41.0% during fiscal 1996, 1995 and 1994, respectively. The varied tax expense reflects, among other things, the continued but varied profitability of the Company.

The Company adopted SFAS No. 109 as of July 1, 1993. The general objective of SFAS No. 109 is to recognize annually the deferred tax assets and liabilities which will arise from future tax consequences of events that have been recognized in the Company's financial statements or tax returns. As a result of the adoption of SFAS No. 109, the Company recognized $200,000 in income during the year ended June 30, 1994 representing the cumulative effect of this change in accounting principle.

Liquidity and Capital Resources

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, borrowings, amortization, prepayments, maturities of outstanding loans, mortgage-backed securities and investment securities, sales of loans, available for sale securities and other short-term investments and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provides liquidity to meet lending requirements. The Company has been able to generate enough cash through an increase in advances from the Federal Home Loan Bank of Pittsburgh and to a lesser extent, growth in the Company's deposit accounts. At June 30, 1996, the Company had $18.6 million of outstanding advances from the FHLB of Pittsburgh and a line of credit of $4.9 million of which $400,000 is unused. Furthermore, Troy Hill has access to the Federal Reserve Bank discount window.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of investment and mortgage-backed securities. At June 30, 1996, the total approved loan commitments outstanding amounted to $3.4 million. At the same date, commitments under unused lines of credit amounted to $7.8 million and the unadvanced portion of construction loans approximated $5.2 million. Certificates of deposit scheduled to mature in one year or less at June 30, 1996 totaled $21.6 million. Management believes that a significant portion of maturing deposits will remain with Troy Hill.

Federally insured savings institutions are required to maintain minimum levels of regulatory capital. The OTS has established capital standards applicable to all savings institutions. These standards generally must be as stringent as the comparable capital requirements imposed on national banks. The OTS also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

Savings institutions must satisfy three different OTS capital requirements. Under these standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. For purposes of the regulation, core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and qualifying supervisory goodwill. Core capital is generally reduced by the amount of a savings institution's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, qualifying supervisory goodwill and certain other intangibles, all of which are currently not relevant to the calculation of Troy Hill's regulatory capital. Tangible capital is core capital less all intangible assets, with a limited exception for purchased mortgage servicing rights. Failure to meet minimum capital requirements can initiate certain mandatory--and, possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Quantitative measures established by regulation to ensure capital adequacy require Troy Hill to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Core Capital (as defined in the regulations) to total assets and of Total Capital (as defined) to risk-weighted assets (as defined). Management believes, as of June 30, 1996, that Troy Hill meets all capital adequacy requirements to which it is subject.

As of June 30, 1996, the most recent notification from the Office of Thrift Supervision (OTS) categorized Troy Hill as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," Troy Hill must maintain minimum Total Risk-based, Core and Tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                     To be well
                                                                                     capitalized
                                                                                        under
                                                                                       prompt
                                                               For capital           corrective
                                                                adequacy               action
                                           Actual               purposes             provisions
                                      ----------------       ---------------       ---------------
                                      Amount     Ratio       Amount    Ratio       Amount    Ratio
                                      -------    -----       ------    -----       ------    -----
                                                             (in thousands)
    As of June 30, 1996:
      Risk-based Capital...........   $14,506    24.30%      $4,775     8.00%     $5,969     10.00%
      Core Capital.................    14,010    15.89       2,646      3.00       5,292      6.00
      Tangible Capital.............    14,010    15.89       1,322      1.50       4,407      5.00
    As of June 30, 1995:
      Risked-based Capital.........    14,639    33.79       3,466      8.00       4,333     10.00
      Core Capital.................    13,996    19.45       2,159      3.00       4,318      6.00
      Tangible Capital.............    13,996    19.45       1,080      1.50       3,560      5.00

Corporate Reorganization

On September 16, 1996, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with PennFirst Bancorp, Inc. ("PennFirst"), a Pennsylvania-chartered thrift holding company which is headquartered in Ellwood City, Pennsylvania. Pursuant to the Agreement, the Company will merge with and into PennFirst and Troy Hill will operate as a separate subsidiary of PennFirst for a minimum period of one year. Each shareholder of the Company will be entitled to receive $21.15 in either cash or shares of PennFirst common stock for each share of Company common stock, subject to an overall requirement that 40% of the outstanding Company common stock be exchanged for cash. The Merger is subject to, among other things, the receipt of all requisite regulatory approvals as well as the approval of the respective shareholders of PennFirst and the Company. In connection therewith, a Special Meeting of Shareholders of PennFirst and the Company is expected to be called for the purpose of approving the Merger during the second or third quarter of fiscal 1997.

Impact of Inflation and Changing Prices

The financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

KPMG Peat Marwick LLP

   One Mellon Bank Center     Telephone 412 391 9710        Telefax 412 391 8963
   Pittsburgh, PA 15219       Telex 7106642199 PMM & CO PGH



                          Independent Auditors' Report



The Board of Directors
Troy Hill Bancorp, Inc.:

We have audited the accompanying consolidated statement of financial condition of Troy Hill Bancorp, Inc. and subsidiary (the Company) as of June 30, 1996, and the related consolidated statement of earnings, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying financial statements of the Company as of June 30, 1995, and for each of the years in the two-year period then ended were audited by other auditors whose report thereon dated August 11, 1995, expressed an unqualified opinion with an explanatory paragraph for changes in accounting for investment securities in 1995 and income taxes in 1994 on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 consolidated financial statements referred to above present fairly in all material respects, the financial position of Troy Hill Bancorp, Inc. and subsidiary as of June 30, 1996, and the results of its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              KPMG Peat Marwick LLP


Pittsburgh, Pennsylvania
August 16, 1996, except as to
      note 18, which is as of
      September 16, 1996

                                      TROY HILL BANCORP, INC.
                          Consolidated Statements of Financial Condition
                                      June 30, 1996 and 1995
                                          (In thousands)

                                                                         1996              1995
                                                                        -------           ------
                               Assets
Cash and due from banks..............................................   $ 2,869            1,469
Investment and mortgage-backed securities--available for sale
  (amortized cost of $11,819 and $10,750) (note 2)...................    11,731           10,831
Investment securities--held to maturity (market value of $7,134)
  (note 3)...........................................................        --            7,301
Loans held for sale..................................................        --              272
Loans receivable, net (notes 1, 4 and 5).............................    74,552           53,180
Premise and equipment, net (note 6)..................................       653              602
Federal Home Loan Bank stock at cost (note 8)........................       929              286
Real estate owned....................................................       462              330
Accrued interest receivable (notes 2 and 4)..........................       546              470
Deferred income tax benefit (note 10)................................       359              288
Other assets.........................................................        82               62
                                                                        -------           ------
     Total assets....................................................   $92,183           75,091
                                                                        =======           ======
                Liabilities and Stockholders' Equity
Liabilities:
  Savings deposits (note 7)..........................................    53,960           50,610
  Advances from Federal Home Loan Bank (note 9)......................    18,583            5,750
  Advances by borrowers for taxes and insurance......................     1,185              986
  Accrued expenses and other liabilities.............................       415              529
                                                                        -------           ------
     Total liabilities...............................................    74,143           57,875
Stockholders' equity (notes 1, 9, 10 and 13):
  Preferred stock, no par value, 5,000,000 shares authorized and
     unissued........................................................        --               --
  Common stock, $.01 par value, 10,000,000 shares authorized,
     1,124,125 shares issued.........................................        11               11
  Additional paid-in capital.........................................    10,614           10,591
  Retained earnings, substantially restricted........................     9,395            8,657
  Treasury stock--at cost, 56,208 shares at June 30, 1996 and 1995...      (703)            (703)
  Shares acquired by the recognition and retention plan..............      (463)            (543)
  Unearned ESOP shares...............................................      (756)            (850)
  Unrealized gain (loss) on investment and mortgage-backed securities
     available for sale, net of taxes................................       (58)              53
                                                                        -------           ------
        Total stockholders' equity...................................    18,040           17,216
                                                                        -------           ------
        Total liabilities and stockholders' equity...................   $92,183           75,091
                                                                        =======           ======

                   See accompanying notes to consolidated financial statements.

                                      TROY HILL BANCORP, INC.
                                Consolidated Statements of Earnings
                             Years Ended June 30, 1996, 1995 and 1994
                                          (In thousands)

                                                                      1996        1995       1994
                                                                    --------      -----      -----
Interest income:
  Loans..........................................................    $5,334       3,957      3,655
  Investment securities..........................................       568         575        400
  Mortgage-backed securities.....................................       443         493        256
  Interest-bearing deposits and other............................       124         126        179
                                                                     ------       -----      -----
     Total interest income.......................................     6,469       5,151      4,490
Interest expense:
  Interest on savings deposits (note 7)..........................     2,484       1,902      1,736
  Interest on advances and other borrowings......................       588         253        199
                                                                     ------       -----      -----
     Total interest expense......................................     3,072       2,155      1,935
                                                                     ------       -----      -----
     Net interest income.........................................     3,397       2,996      2,555
Provision for loan losses (note 4)...............................       220          10         80
                                                                     ------       -----      -----
     Net interest income after provision for loan losses.........     3,177       2,986      2,475
Noninterest income:
  Loan fees and service charges..................................        47          45         39
  Gain on sales of loans.........................................       126          75        264
  Loss on sales of investment securities.........................        (5)        (36)        --
  Other..........................................................        42          37         35
                                                                     ------       -----      -----
     Total noninterest income....................................       210         121        338
Noninterest expense:
  Salaries and employee benefits (note 11).......................       854         762        601
  Premises and occupancy expense.................................       164         160        164
  Federal deposit insurance......................................       119         100        108
  Other operating (note 12)......................................       563         577        450
                                                                     ------       -----      -----
     Total noninterest expense...................................     1,700       1,599      1,323
                                                                     ------       -----      -----
     Earnings before income taxes and cumulative effect of change in
        accounting principle.....................................     1,687       1,508      1,490
Provision for income taxes (notes 1 and 10)......................       599         589        611
                                                                     ------      -----      -----
     Earnings before cumulative effect of change in accounting
       principle.................................................     1,088         919        879
Cumulative effect of change in accounting principle (notes 1 and
  10)............................................................        --          --        200
                                                                     ------       -----      -----
     Net earnings................................................    $1,088         919      1,079
                                                                     ======       =====      =====
Earnings per share (note 1)......................................    $ 1.09         .89        N/A
                                                                     ======       =====      =====
                   See accompanying notes to consolidated financial statements.

                                                       TROY HILL BANCORP, INC.
                                           Consolidated Statements of Stockholders' Equity
                                              Years Ended June 30, 1996, 1995 and 1994
                                                           (In thousands)

                                                                    Shares acquired              Unrealized
                                   Additional                       by recognition    Unearned   gain (loss)       Total
                           Common   paid-in    Retained  Treasury    and retention      ESOP    on investment  stockholders'
                           stock    capital    earnings   stock          plan          shares    securities       equity
                           ------  ----------  --------  --------  -----------------  --------  -------------  -------------
Balance at June 30,
  1993....................  $ --         --      6,873       --             --            --           --           6,873
Net earnings..............    --         --      1,079       --             --            --           --           1,079
Common stock issued.......    11     10,581         --       --             --          (944)          --           9,648
                            ----     ------      -----      ----           ---          ----          ---          ------
Balance at June 30,
  1994....................    11     10,581      7,952       --             --          (944)          --          17,600
Net earnings..............    --         --        919       --             --            --           --             919
Adoption of SFAS 115,
  unrealized loss on
  available for sale
  securities net of tax...    --         --         --       --             --            --         (150)           (150)
Cash dividend declared at
  $.21 per share..........    --         --       (214)      --             --            --           --            (214)
Change in market value of
  securities available for
  sale, net of deferred
  taxes...................    --         --         --       --             --            --          203             203
Stock acquired for
  recognition and
  retention plan..........    --         --         --       --           (543)           --           --            (543)
Principal payment on ESOP
  debt....................    --         10         --       --             --            94           --             104
Acquisition of treasury
  stock...................    --         --         --     (703)            --            --           --            (703)
                            ----     ------      -----      ----           ---          ----          ---          ------
Balance at June 30,
  1995....................    11     10,591      8,657     (703)          (543)         (850)          53          17,216
Net earnings..............    --         --      1,088       --             --            --           --           1,088
Cash dividend declared at
  $.36 per share..........    --         --       (350)      --             --            --           --            (350)
Change in market value of
  securities available for
  sale, net of tax........    --         --         --       --             --            --         (111)           (111)
Amortization of
  recognition and
  retention plan awards...    --         --         --       --             80            --           --              80
Principal payment on ESOP
  debt....................    --         23         --       --             --            94           --             117
                            ----     ------      -----      ----           ---          ----          ---          ------
Balance at June 30,
  1996....................  $ 11     10,614      9,395     (703)          (463)         (756)         (58)         18,040
                            ====     ======      =====     ====           ====          ====         ====          ======
                                    See accompanying notes to consolidated financial statements.

                                      TROY HILL BANCORP, INC.
                               Consolidated Statements of Cash Flows
                             Years Ended June 30, 1996, 1995 and 1994
                                          (In thousands)
                                                                      1996       1995      1994
                                                                   ----------   -------   -------
Cash flows from operating activities:
  Net earnings...................................................   $  1,088        919     1,079
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Provision for loan losses...................................        220         10        80
     Origination of loans for sale...............................     (8,504)    (1,064)   (7,234)
     Proceeds from sale of loans.................................      8,902        792     7,921
     Depreciation and amortization...............................         70         72        67
     Other.......................................................         81        140       (12)
     Amortization of deferred loan origination fees and accretion
       of discounts..............................................       (141)      (161)     (245)
     Deferred income tax benefit.................................        (24)       (41)     (196)
     Decrease (increase) in accrued interest receivable..........        (76)       (94)       42
     (Increase) decrease in other assets.........................        (20)        12       (35)
     (Decrease) increase in other liabilities....................       (155)        81       119
                                                                   ----------   -------   -------
           Net cash provided by operating activities.............      1,441        666     1,586
Cash flows from investing activities:
  Net decrease in interest-bearing deposits in other financial
     institutions................................................         --         --     2,463
  Purchases of investment securities held to maturity............         --       (766)  (11,894)
  Sale of investment securities available for sale...............      6,691      5,662     1,752
  Purchases of investment securities available for sale..........     (2,647)    (7,799)       --
  Principal repayments of mortgage-backed securities available
     for sale....................................................      2,189        691     1,442
  Net decrease (increase) in loans...............................    (21,897)   (14,164)    2,285
  Proceeds from sale of real estate owned........................        314         --        --
  (Purchase) redemptions of Federal Home Loan Bank stock.........       (643)        36         5
  Purchases of premises and equipment............................       (121)       (59)      (86)
                                                                   ----------   -------   -------
           Net cash used in investing activities.................    (16,114)   (16,399)   (4,033)
Cash flows from financing activities:
  Net (decrease) increase in savings deposits....................   $  3,350      8,200    (4,315)
  Net (decrease) increase in advances by borrowers for taxes and
     insurance...................................................        199        239       (29)
  Proceeds from issuance of common stock, net....................         --         --     9,648
  Proceeds from FHLB advances....................................     26,083      5,750        --
  Payment of FHLB advances.......................................    (13,250)    (3,000)       --
  Dividends paid.................................................       (309)      (214)       --
  Purchase of shares for retention plan..........................         --       (543)       --
  Purchase of treasury stock.....................................         --       (703)       --
                                                                   ----------   -------   -------
           Net cash provided by financing activities.............     16,073      9,729     5,304
                                                                   ----------   -------   -------
Net (decrease) increase in cash..................................      1,400     (6,004)    2,857
Cash and cash equivalents at beginning of year...................      1,469      7,473     4,616
                                                                   ----------   -------   -------
Cash and cash equivalents at end of year.........................   $  2,869      1,469     7,473
                                                                   ===========  =======   =======
                                                23

                                      TROY HILL BANCORP, INC.
                               Consolidated Statements of Cash Flows
                             Years Ended June 30, 1996, 1995 and 1994
                                          (In thousands)
                                            (continued)

                                                                      1996       1995      1994
                                                                   ----------   -------   -------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest on deposits and borrowings.........................   $  3,019      2,149     1,965
                                                                   ===========  =======   =======
     Income taxes................................................   $    690        545       658
                                                                   ===========  =======   =======
  Noncash investing and financing transactions:
     Transfers from loans to real estate acquired through
       foreclosure...............................................   $    446        374        16
                                                                   ===========  =======   =======
     Transfer of securities held to maturity to available for
       sale......................................................   $  6,950         --        --
                                                                   ===========  =======   =======

         See accompanying notes to consolidated financial statements.

                           TROY HILL BANCORP, INC.

                  Notes to Consolidated Financial Statements

                         June 30, 1996, 1995 and 1994

(1) Summary of Accounting Policies

Troy Hill Bancorp, Inc. and subsidiary (the Company) is primarily engaged in the business of attracting retail deposits from the general public and using such funds to invest in residential and commercial mortgage loans. The Company is subject to competition from other financial institutions. The Company is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The following comprise the significant accounting policies which the Company follows in preparing and presenting their consolidated financial statements:

   Conversion to Stock Form

On June 24, 1994, Troy Hill Federal Savings and Loan Association (the Association) completed its conversion from a federally chartered, mutual savings and loan association to a federally chartered, stock savings bank known as Troy Hill Federal Savings Bank (Troy Hill), followed by the issuance of all of Troy Hill's outstanding common shares to the Company, a newly formed holding company. The financial statements for the periods prior to June 24, 1994, are those of the Association prior to the conversion and reorganization.

   Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Troy Hill. All significant intercompany transactions have been eliminated.

   Basis of Presentation

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

   Loans Held for Sale

Mortgage loans originated and intended for sale are carried at lower of cost or market determined in the aggregate.

   Investment and Mortgage-Backed Securities Available for Sale

On July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. Those investments are classified in three categories and accounted for based on the respective classification. Debt securities that the

                           TROY HILL BANCORP, INC.

Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included currently in income. Debt and equity securities classified as neither held to maturity or trading securities are classified as available for sale and reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity, net of income taxes. The Company did not classify any debt or equity securities as trading securities in 1996 or 1995. In periods prior to July 1, 1994, investments securities and mortgage-backed securities are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method.

Gains and losses on sales of securities are recognized on the specific identification method. Purchases and sales of securities are accounted for on a settlement date basis which is not materially different than use of the trade date basis.

   Loans Receivables

Loans receivable are carried at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees. Interest on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued. Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status. If the collection of principal is in doubt in whole or in part, all payments received on nonaccrual loans are credited to principal until such doubt is eliminated. Monthly mortgage loan payments are adjusted annually to cover insurance and tax requirements.

Loan origination fees received, net of certain direct origination costs are deferred on a loan-by-loan basis and amortized to interest income using a method which approximates the interest method, giving effect to actual loan prepayments.

On July 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which provide guidelines for measuring and reporting impairment losses on loans. A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. All nonperforming loans, excluding consumer and lease loans, are considered to be impaired loans. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair

                             TROY HILL BANCORP, INC.

value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment reserve must be established for the difference by either an allocation of the allowance for loan losses or by a provision for loan losses, depending on the adequacy of the allowance for loan losses. As of June 30, 1996, there were $170,000 of nonperforming consumer, single family residential and lease loans that have been collectively evaluated for impairment. Estimated impairment losses for the loans are based on various factors including past loss experience, recent economic conditions, portfolio delinquency rates and the fair value of the underlying collateral. Impairment loans at June 30, 1996, were $105,000 that had a related impairment reserve of $16,000. Average impaired loans during the year ended June 30, 1996, were $269,000. During the year, the Company recognized $15,000 of interest revenue on impaired loans, all of which was recognized using the cash basis method of income recognition.

   Provision for Loan Losses

Provisions for estimated losses on loans are charged to earnings in an amount that results in an allowance for loan losses sufficient, in management's judgment, to cover anticipated losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, past and expected future loss experience of the Company, current economic conditions, adverse situations which may affect a specific borrower's ability to repay, the estimated value of any underlying collateral and other relevant factors.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies can require the Company to adjust the allowance based on their judgments about information available to them at the time of their examination.

   Real Estate Owned

Real estate owned (properties acquired by foreclosure or voluntarily conveyed by delinquent borrowers in lieu of foreclosure) are recorded as of the acquisition date at the lower of cost or fair value less estimated costs to sell as established by a current appraisal. Costs relating to development and improvement of the property are capitalized, whereas costs relating to the holding of such real estate are expensed as incurred. Subsequent to acquisition, valuations are periodically performed by management; and the carrying value of the real estate acquired is subsequently adjusted by establishing a valuation allowance and recording a charge to operations if the carrying value of a property exceeds its estimated fair value less estimated costs to sell. Gains and losses from the sale of real estate are recognized upon sale and are based upon the net carrying value of the related property.

                             TROY HILL BANCORP, INC.

   Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the related assets of five to forty years. Accelerated methods are used for income tax purposes.

   Interest on Savings Deposits

Interest on savings deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the respective accounts.

   Income Taxes

Deferred taxes are provided for under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents consists of cash and due from banks.

   Earnings Per Share

Earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the year. Such shares amounted to 995,480 and 1,035,235 at June 30, 1996 and 1995. Shares outstanding for 1996 and 1995, do not include ESOP shares that were purchased and unallocated during 1996 and 1995 in accordance with SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans." Shares granted but not yet issued under the Company's stock option plan are considered common stock equivalents for earnings per share calculations.

For fiscal year ended June 30, 1994, the provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share," are not applicable as the Company converted to the stock form of ownership in June 1994.

                            TROY HILL BANCORP, INC.

   Reclassifications

Certain items previously reported have been reclassified to conform to the current year's reporting format.

(2) Investment and Mortgage-Backed Securities Available for Sale

The amortized cost, gross unrealized gains, gross unrealized losses and estimated market value of investment and mortgage-backed securities available for sale are as follows at June 30, 1996 and 1995:

                                                                         1996
                                                -------------------------------------------------------
                                                                 Gross           Gross        Estimated
                                                Amortized     unrealized      unrealized       market
                                                  cost           gains          losses          value
                                                ---------     -----------     -----------     ---------
                                                                    (in thousands)
    U.S. agency securities...................    $ 2,532           --              (80)          2,452
    Collateralized mortgage obligations......        500           --              (11)            489
    Mortgage-backed securities...............      4,613           68              (15)          4,666
    Corporate equity securities..............      4,174           46              (96)          4,124
                                                 -------          ---             ----          ------
                                                 $11,819          114             (202)         11,731
                                                 =======          ===             ====          ======

                                                                         1995
                                                -------------------------------------------------------
                                                                 Gross           Gross        Estimated
                                                Amortized     unrealized      unrealized       market
                                                  cost           gains          losses          value
                                                ---------     -----------     -----------     ---------
                                                                    (in thousands)
    U.S. agency securities...................    $ 1,000           12               --           1,012
    Collateralized mortgage obligations......        500           --              (17)            483
    Mortgage-backed securities...............      6,451          138               (3)          6,586
    Corporate equity securities..............      2,799           45              (94)          2,750
                                                 -------          ---             -----         ------
                                                 $10,750          195             (114)         10,831
                                                 =======          ===             ====          ======

                            TROY HILL BANCORP, INC.

The amortized cost and approximate market value of investment and mortgage-backed securities available for sale by contractual maturities at June 30, 1996, are shown below. Actual maturities will generally differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                             1996
                                                                   -------------------------
                                                                                  Estimated
                                                                   Amortized       market
                                                                     cost           value
                                                                   ---------     -----------
                                                                        (in thousands)
        After one but within five years.........................    $ 1,285          1,247
        After five but within ten years.........................      1,247          1,205
                                                                    -------         ------
                                                                      2,532          2,452
        Collateralized mortgage obligations.....................        500            489
        Mortgage-backed securities..............................      4,613          4,666
        Corporate equity securities.............................      4,174          4,124
                                                                   --------         ------
                                                                    $11,819         11,731
                                                                    =======         ======

Sale of investment and mortgage-backed securities available for sale during the years ended June 30, 1996 and 1995, resulted in proceeds of $6,691,000 and $5,662,000, respectively. Gross realized gains of $17,000 and $60,000 and gross realized losses of $22,000 and $96,000, respectively, were recorded. There were no sales of securities during the year ended June 30, 1994.

Accrued income receivable on securities available for sale and held to maturity was approximately $108,000 and $166,000 at June 30, 1996 and 1995, respectively.

In November 1995, the Financial Accounting Standards Board (FASB) issued "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, Questions and Answers." This guide permitted a one-time reassessment of the appropriateness of the classifications of securities as available for sale or held for investment. On December 31, 1995, the Company transferred approximately $6.9 million of investment securities with a market value of $6.8 million from the held to maturity category to the securities available for sale category. Concurrent with this redesignation, all but approximately $1.7 million of the securities transferred were sold at a realized loss of $5,000.

                           TROY HILL BANCORP, INC.

(3) Investment Securities Held to Maturity

The amortized cost, gross unrealized gains, gross unrealized losses and approximate market value of investment securities held to maturity were as follows at June 30, 1995:

                                                                         1995
                                                -------------------------------------------------------
                                                                 Gross           Gross        Estimated
                                                Amortized     unrealized      unrealized       market
                                                  cost           gains          losses          value
                                                ---------     -----------     -----------     ---------
                                                                    (in thousands)
    U.S. agency securities...................    $ 2,843           --             (106)         2,737
    Obligations of state and political
      subdivisions...........................      4,200           11              (50)         4,161
    Corporate bonds..........................        258           --              (22)           236
                                                                   --
                                                 -------                           ----          -----
                                                 $ 7,301           11             (178)         7,134
                                                 =======           ==             ====          =====

                            TROY HILL BANCORP, INC.

(4) Loans Receivable and Allowance for Loan Losses

Loans receivable at June 30, 1996 and 1995, are summarized as follows:

                                                                     1996          1995
                                                                    -------       ------
                                                                        (in thousands)
        First mortgage loans:
          One- to four-family residential........................   $50,587       38,489
          Multi-family residential...............................     5,297          530
          Nonresidential.........................................     7,641        4,186
          Construction...........................................    13,678       11,629
                                                                    -------       ------
                                                                     77,203       54,834
        Commercial leases........................................       597          525
        Consumer loans:
          Loans secured by savings accounts......................        96           78
          Home equity and second mortgage........................     3,187        2,585
          Automobile.............................................         8           17
                                                                    -------       ------
                                                                      3,291        2,680
        Less:
          Deferred loan origination fees.........................       655          635
          Loans in process.......................................     5,224        3,557
          Allowance for loan losses..............................       660          667
                                                                    -------       ------
                                                                      6,539        4,859
                                                                    -------       ------
                                                                    $74,552       53,180
                                                                    =======       ======

The Company's lending efforts have historically focused on one- to four-family residential and construction real estate loans, primarily in the western Pennsylvania area. Generally, such loans have been underwritten on the basis of 80% loan to value ratio or mortgage insurance was required. The Company, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area thereby impairing collateral values. Management believes, however, that real estate values in the Company's primary lending area are currently stable.

                           TROY HILL BANCORP, INC.

In the normal course of business, the Company has made loans to directors and officers. An analysis of aggregate loan activity with related parties is as follows:

                                                                             Year ended
                                                                           June 30, 1996
                                                                           --------------
                                                                           (in thousands)
        Loans outstanding at beginning of period:
          Loans originated ........................................             $228
          Repayments ..............................................                5
        Loans outstanding at end of period ........................               31
                                                                                ----
                                                                                $202
                                                                                ====

A summary of the activity in the allowance for loan losses follows:

                                                                           June 30,
                                                                  ---------------------------
                                                                  1996        1995       1994
                                                                  -----       ----       ----
                                                                         (in thousands)
    Balance at beginning of year...............................   $ 667       700        629
    Charge-offs................................................    (227)      (43)        (9)
    Provision charged to operations............................     220        10         80
                                                                  -----       ----       ---
    Balance at end of year.....................................   $ 660       667        700
                                                                  =====       ===        ===

There were no significant recoveries during any of the periods presented.

Nonaccrual loans totaled $170,000,  $334,000 and $565,000 at June 30, 1996, 1995
and 1994, respectively. Interest income that would have been recorded under the original terms of such loans approximated $23,000, $41,000 and $54,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

Accrued interest receivable at June 30, 1996 and 1995, was approximately $438,000 and $306,000, respectively.

                           TROY HILL BANCORP, INC.

(5) Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit through loans approved, but not yet funded, and lines of credit. The Company uses the same credit policy in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's credit-worthiness on an individual basis, and the amount of collateral is based upon the credit evaluation. The commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. As some of the commitments may not be utilized, or utilized in amounts less than the total committed, the total commitment amounts do not necessarily represent future cash requirements. As of June 30, 1996, the Company had outstanding commitments to originate and fund first mortgage and construction loans of $3,407,000, of which $407,000 were at variable rates. Unused lines of credit approximated $7,750,000 at June 30, 1996.

At June 30, 1996 and 1995, the Company had not entered into any derivative instruments with significant off-balance-sheet risk, such as futures, swaps, options or similar investments.

The undercapitalized status of the FDIC's Savings Association Insurance Fund has resulted in the introduction of federal legislation to recapitalize the SAIF which, if enacted, would require thrifts like Troy Hill Bancorp, Inc. to pay a one-time charge of seventy-five to eighty cents for every one hundred dollars of deposits to recapitalize the depleted insurance fund. Based on total deposits of $49,434,000 at March 31, 1995, this could result in a one-time charge of approximately $371,000 to $395,000 on a pre-tax basis ($245,000 to $261,000 after tax) to the Company during 1997.

(6) Premises and Equipment

Premises and equipment consist of the following at June 30:

                                                                       1996        1995
                                                                      ------       -----
                                                                        (in thousands)
        Buildings and improvements.................................   $  626         566
        Furniture, fixtures and equipment..........................      456         390
        Land and land improvements.................................      122         122
                                                                      ------       -----
                                                                       1,204       1,078
             Less accumulated depreciation.........................      551         476
                                                                      ------       -----
                                                                      $  653         602
                                                                      ======       =====

                           TROY HILL BANCORP, INC.

(7) Savings Deposits

Savings deposits consisted of the following at June 30:

                                                       1996                         1995
                                               --------------------         --------------------
                                               Weighted                     Weighted
                                               average                      average
                                                 rate       Amount            rate       Amount
                                               --------     -------         --------     -------
                                                         (Dollar amounts in thousands)
    Deposit accounts:
      Passbook accounts.....................     3.03%      $12,276            3.05%     $12,629
      NOW accounts..........................     1.24         4,201            2.52        3,542
      Money market demand deposit...........     2.52         2,359            2.52        2,686
                                                            -------                      -------
            Total transaction accounts......                 18,836                       18,857
    Certificates of deposit:
      2.01 to 4.00..........................     3.93            16            3.73        1,162
      4.01 to 6.00..........................     5.26        25,614            5.18       14,724
      6.01 to 8.00..........................     6.89         9,464            6.68       15,214
      8.01 to 10.00.........................     9.00            30            8.90          610
      10.01 and over........................       --            --           10.18           43
                                                            -------                      -------
                                                             35,124                       31,753
                                                            -------                      -------
            Total...........................     4.63%      $53,960            4.79%     $50,610
                                                            =======                      =======

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled approximately $1.9 million and $1.7 million at June 30, 1996 and 1995, respectively.

Noninterest-bearing checking accounts included in NOW and money market accounts amounted to $715,000 and $134,000 at June 30, 1996 and 1995, respectively.

The scheduled contractual maturities of certificates of deposit are summarized as follows (in thousands):

                                                                       1996        1995
                                                                      -------     ------
        Within one year............................................   $21,599     18,767
        Beyond one year but within two years.......................     8,673      3,350
        Beyond two years but within three years....................     2,880      7,107
        Thereafter.................................................     1,972      2,529
                                                                      -------     ------
             Total.................................................   $35,124     31,753
                                                                      =======     ======

                           TROY HILL BANCORP, INC.

Interest expense on deposits for the years ended June 30 is summarized as follows:

                                                                       June 30,
                                                            ------------------------------
                                                             1996        1995        1994
                                                            ------       -----       -----
                                                                    (in thousands)
        Passbook accounts................................   $  370         416         457
        NOW accounts.....................................       70          72          71
        Money market.....................................       62          72          87
        Certificates of deposit..........................    1,982       1,342       1,121
                                                            ------       -----       -----
                                                            $2,484       1,902       1,736
                                                            ======       =====       =====

(8) Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh. The investment is based on a predetermined formula and is carried at cost.

(9) Advances from Federal Home Loan Bank

At June 30, 1996 and 1995, maturities and interest rates of advances from the Federal Home Loan Bank of Pittsburgh are as follows:


                                                    1996                         1995
                                            ---------------------         -------------------
                    Years of                Interest                      Interest
                    maturity                  rates       Amount           rates       Amount
        ---------------------------------   ---------     -------         --------     ------
                                                      (Dollar amounts in thousands)
         1996............................          --%    $    --           6.69%      $2,750
         1997............................   5.54-5.91      11,500             --          --
         1998............................   5.43-6.15       3,500           6.90        1,000
         1999............................        6.10       2,583           6.85        1,000
         2000............................        6.30       1,000           7.05        1,000
                                                          -------                       ------
                                                          $18,583                       $5,750
                                                          =======                       ======

                           TROY HILL BANCORP, INC.

The Company also has a line of credit of $4.9 million of which $400,000 is unused with interest on borrowings computed at federal funds rate plus .34% which matures in fiscal 1997. All borrowings are collateralized by investment securities and mortgage loans.

(10) Income Taxes

The Company adopted SFAS No. 109 as of July 1, 1993. The cumulative effect of this change in method on prior periods increased net earnings by $200,000 and is reported separately in the consolidated statement of earnings for the year ended June 30, 1994.

Income tax expense (benefit) consists of the following:



                                                                    Years ended June 30,
                                                                   ----------------------
                                                                   1996     1995     1994
                                                                   ----     ----     ----
                                                                      (in thousands)
        Current-federal.........................................   $515     522      502
        Current-state...........................................    108     107      105
        Deferred................................................    (24)    (40 )      4
                                                                   ----     ----     ----
                                                                   $599     589      611
                                                                   ====     ===      ===


In addition to income taxes applicable to income before taxes, the following income tax benefit (expense) was recorded:



                                                                         1996       1995
                                                                         ----       ----
                                                                         (in thousands)
        Stockholders' equity for the tax effect of unrealized net
          (gain) loss on securities available for sale............       $48        (28)
                                                                         ===        ===


                           TROY HILL BANCORP, INC.

A reconciliation of income tax expense computed at the federal statutory rate of 34% and actual income tax expense is as follows:

                                                                   Years ended June 30,
                                                                --------------------------
                                                                1996       1995       1994
                                                                ----       ----       ----
                                                                      (in thousands)
        Statutory income tax rate............................   34.0%      34.0       34.0
        State taxes, net of federal benefit..................    4.2        4.7        4.6
        Other, net...........................................   (2.7)        .4        2.4
                                                                ----       ----       ----
                                                                35.5%      39.1       41.0
                                                                ====       ====       ====

The tax effects of temporary differences representing the components of the Company's net deferred income tax assets at June 30 are as follows:

                                                                        1996       1995
                                                                        ----       ----
                                                                        (in thousands)
        Allowance for loan losses....................................   $240        167
        Deferred loan fees...........................................    126        152
        Accrued employee benefits....................................     34         86
        Securities available for sale................................     20         --
                                                                        ----       ----
             Total deferred income tax assets........................    420        405
        Securities available for sale................................     --        (28)
        Accrued interest receivable..................................    (27)       (53)
        Depreciation.................................................    (34)       (36)
                                                                        ----       ----
             Total deferred income tax liabilities...................    (61)      (117)
                                                                        ----       ----
             Net deferred income tax assets..........................   $359        288
                                                                        ====       ====

The Company has not established a valuation allowance as it is management's belief that it has adequate current taxable income and carrybacks to realize the net deferred income tax assets.

Under certain provisions of the Internal Revenue code (the Code), qualified thrift institutions are permitted to deduct from taxable income a provision for bad debts based on either actual bad debt experience or a percentage of taxable income before such deduction. The deduction percentage, subject to certain minimum tax provisions and other limitations, is 8%.

                           TROY HILL BANCORP, INC.

The Company and its subsidiaries file a consolidated federal income tax return on a June 30 fiscal year end basis. The Company is permitted under the code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Company does not intend to use the reserve for purpose other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at June 30, 1996, includes approximately $1.8 million representing such bad debt deductions for which no deferred income taxes have been provided.

On August 20, 1996, President Clinton signed legislation which will eliminate the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also requires a thrift to generally recapture the excess of its current tax reserves over its 1987 base year reserves. As the Company has previously provided deferred taxes on this amount, no additional financial statement tax expense should result from this new legislation.

(11) Employee Benefit Plans

The Company maintains a defined benefit pension plan covering substantially all of its employees. The Company makes contributions to the plan equal to the amount that is tax deductible under the Internal Revenue Code. Plan assets consist primarily of certificates of deposit issued by Troy Hill.

Pension cost for the years ended June 30 is comprised of the following components:

                                                               1996       1995       1994
                                                               ----       ----       ----
                                                                     (in thousands)
        Service cost........................................   $ 29        31         28
        Interest cost on projected benefit obligation.......     28        24         20
        Return on plan assets...............................    (20)      (14)       (14)
        Net amortization and deferral.......................    (12)      (13)       (12)
                                                               ----       ----       ----
        Pension cost........................................   $ 25        28         22
                                                               ====       ===        ===

                           TROY HILL BANCORP, INC.

The following sets forth the plan's funded status and the amounts recognized in the Company's consolidated statements of financial condition at June 30, 1996 and 1995:

                                                                       1996        1995
                                                                       -----       ----
                                                                        (in thousands)
        Vested benefit obligation...................................   $ 272        205
        Nonvested...................................................       1          6
                                                                       -----       ----
        Accumulated benefit obligation..............................     273        211
        Future compensation increases...............................     133        150
                                                                       -----       ----
        Projected benefit obligation................................     406        361
        Plan assets at fair value...................................    (394)      (313)
                                                                       -----       ----
        Projected benefit obligation in excess of plan assets.......      12         48
        Unrecognized net loss.......................................     (47)       (50)
        Unrecognized transition asset...............................      76         81
                                                                       -----       ----
        Pension liability recognized in consolidated statement of
          financial condition.......................................   $  41         79
                                                                       =====       ====

Actuarial assumptions used in all periods presented were as follows:

        Discount rate...............................................       8%         8
        Rate of increase in future compensation levels..............       6          6
        Expected return on assets...................................       8          8

In conjunction with the conversion to the stock form of ownership, the Company implemented a tax qualified Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service. The ESOP acquired 89,930 shares of the Company's common stock at a cost of $944,000, which was financed through a loan with the Company. The loan obligation of the ESOP is considered deferred compensation and, accordingly, has been recorded as a reduction of stockholders' equity. The loan from the Company will be repaid over a ten-year period from contributions to the ESOP by the Company. The shares acquired by the ESOP are held in a suspense account and will be released to the ESOP for allocation to the various plan participants as the loan is reduced. There were 10,576 and 11,096 shares committed to be released to the ESOP at June 30, 1996 and 1995, respectively. Unallocated ESOP shares at June 30, 1996, amounted to 68,258 shares with a total fair value of approximately $921,000.

The Company accounts for the ESOP in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." As shares are committed to be released, the Company reports compensation expense equal to the current market price of the shares and the shares become outstanding for EPS computations. Dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

                           TROY HILL BANCORP, INC.

Compensation expense for the ESOP was approximately $150,000 and $123,000 for the years ended June 30, 1996 and 1995, respectively.

In connection with the conversion to the stock form of ownership, the Company has adopted a Recognition and Retention Plan and Trust (RRP). The RRP has acquired 44,965 shares of the Company's common stock. Shares of the common stock granted to officers and directors generally vest over a five-year period and are restricted until vested. The Company has granted, under the RRP, 32,597 shares during the year ended June 30, 1995. No shares were awarded in 1996. The Company accrues compensation expense for the shares granted over the respective vesting periods. Compensation expense for the RRP for the years ended June 30, 1996 and 1995, amounted to approximately $80,000 and $56,000, respectively.

The Company has implemented stock option plans for officers, directors and key employees. A total of 112,412 shares of the Company's common stock has been reserved for future issuance. Options granted may be incentive or nonqualified, and such options vest over periods ranging between six months (for options granted to nonemployee directors) to five years (for employees of the Company) and expire ten years after issuance. Options to purchase 25,290 shares and 44,963 shares were granted in fiscal 1995 at a price of $11.13 to nonemployee directors and certain employees, respectively. At June 30, 1996, 34,286 options were exercisable. No options have been exercised. There were no options granted in fiscal 1996.

(12) Other Operating Expenses

The components of other operating expenses follows:


                                                                  Years ended June 30,
                                                               --------------------------
                                                               1996       1995       1994
                                                               ----       ----       ----
                                                                    (in thousands)
        Office supplies and services........................   $ 85        84         78
        Legal and professional..............................     66       168         89
        Data processing.....................................     69        62         63
        Advertising.........................................     33        45         41
        Other...............................................    290       218        179
                                                               ----       ----       ----
             Total..........................................   $563       577        450
                                                               =====      ====       ====

                           TROY HILL BANCORP, INC.

(13) Regulatory Capital

Troy Hill is subject to various regulatory capital requirements administered by the federal baking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and, possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on Troy Hill's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Troy Hill must meet specific capital guidelines that involve quantitative measures of Troy Hill's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Troy Hill's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Troy Hill to maintain minimum amounts and ratios (set forth in the table below) of Tangible and Core Capital (as defined in the regulations) to total assets and of Total Capital (as defined) to risk-weighted assets (as defined). Management believes, as of June 30, 1996, that Troy Hill meets all capital adequacy requirements to which it is subject.

As of June 30, 1996, the most recent notification from the Office of Thrift Supervision (OTS) categorized Troy Hill as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," Troy Hill must maintain minimum Total Risk-based, Core and Tangible ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the institution's category.

Troy Hill's actual capital amounts and ratios are also presented in the table. There is no deduction from capital for interest rate risk.

                                                                                     To be well
                                                                                     capitalized
                                                                                        under
                                                                                       prompt
                                                               For capital           corrective
                                                                adequacy               action
                                           Actual               purposes             provisions
                                      ----------------       ---------------       ---------------
                                      Amount     Ratio       Amount    Ratio       Amount    Ratio
                                      -------    -----       ------    -----       ------    -----
                                                             (in thousands)
    As of June 30, 1996:
      Risk-based Capital...........   $14,506    24.30%     $4,775      8.00%     $5,969     10.00%
      Core Capital.................    14,010    15.89       2,646      3.00       5,292      6.00
      Tangible Capital.............    14,010    15.89       1,322      1.50       4,407      5.00
    As of June 30, 1995:
      Risked-based Capital.........    14,639    33.79       3,466      8.00       4,333     10.00
      Core Capital.................    13,996    19.45       2,159      3.00       4,318      6.00
      Tangible Capital.............    13,996    19.45       1,080      1.50       3,560      5.00

                           TROY HILL BANCORP, INC.

OTS regulations impose limitations on all capital distributions. The rule establishes three tiers of institutions. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Bank"), may after prior notice but without the approval of the OTS, make capital distribution during a calendar year up to 100 percent of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over fully phased-in capital requirements) at the beginning of the calendar year. Troy Hill is a Tier 1 Bank and accordingly had available at June 30, 1996, approximately $4.2 million for available distribution. In October 1995, a capital distribution of $1.0 million was made to the Company by Troy Hill.

(14) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statements of financial condition as of June 30, 1996. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts reported in the consolidated statements of financial condition approximate fair value for cash and due from banks.

Investment and mortgage-backed securities available for sale at June 30, 1996, are carried at market value. Fair values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Refer to note 2 of the financial statements for the detail on breakdowns by type of investment products.

The estimated fair value of loans exceeded the net carrying value at June 30, 1996, by approximately $842,000. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis.
Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds. Delinquent loans were evaluated separately given the impact delinquency has on the projected future cash flow of the loan and the approximate discount or market rate.

                           TROY HILL BANCORP, INC.

The carrying amounts and estimated fair values of deposits at June 30, 1996, are as follows (in thousands):

                                                                                  Estimated
                                                                   Carrying         fair
                                                                    value           value
                                                                   --------       ---------
        Password accounts.......................................   $ 12,276         12,276
        NOW accounts............................................      4,201          4,201
        Money market demand deposit(MMDA).......................      2,359          2,359
        Time deposits...........................................     35,124         34,764
                                                                   --------       ---------
             Total deposits.....................................   $ 53,960         53,600
                                                                    =======       ========

The carrying amounts of NOW and MMDA accounts and passbook accounts approximate their fair values. The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities. The mark-to-market valuation adjustment for the portfolio consists of the present value of the difference of these two cash flows, discounted at the assumed market rate of the corresponding maturity.

The estimated fair value of borrowed funds at June 30, 1996, was $18,594,000 with a carrying amount of $18,583,000. Variable rate advances were estimated to approximate their carrying amounts. The fixed rate advances were valued by comparing their contractual cost to the prevailing market cost.

At June 30, 1996, the Company had no off-balance-sheet commitments to purchase investment securities or mortgage-backed securities.

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed rate loan commitments fair value also considers the difference between current levels of interest rates and the committed rates. At the reporting date, the carrying value and estimated fair value on commitments to extend credit were not material.

(15) Reorganization and Conversion to Stock Form

During fiscal 1994, Troy Hill Federal Savings and Loan Association's Board of Directors adopted a plan of conversion (the Plan) whereby the Association would convert to the stock form of ownership, followed by the issuance of all of the Association's outstanding stock to a newly formed holding company, Troy Hill Bancorp, Inc. The conversion was completed on June 24, 1994, and the Company issued 1,124,125 shares of its common stock. Costs of the common stock offering of $649,000 were deducted from the offering proceeds.

                           TROY HILL BANCORP, INC.

At the completion of the conversion to stock form, Troy Hill established a liquidation account in the amount of retained earnings set forth in the offering prospectus utilized in the conversion. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in Troy Hill after conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by Troy Hill, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

Troy Hill may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause Troy Hill's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

(16) Condensed Financial  Information of Troy Hill Bancorp, Inc. (Parent Company
Only)

For 1994, the results of operations and cash flows are for the period of June 24 through June 30.

                                Balance Sheets
                                                                                  June 30,
                                                                            --------------------
                                                                             1996          1995
                                                                            -------       ------
                                                                               (in thousands)
                                 Assets
Cash.....................................................................   $    99          104
Investments available for sale...........................................     3,877        2,750
Investment in subsidiary.................................................    14,005       14,080
Other assets.............................................................       255          466
                                                                            -------       ------
     Total assets........................................................   $18,236       17,400
                                                                            =======       ======
                  Liabilities and Stockholders' Equity
Accrued expenses and other liabilities...................................       196          184
Common stock.............................................................        11           11
Additional paid-in capital...............................................    18,547       18,523
Retained earnings........................................................     1,462          725
Treasury stock, at cost..................................................      (703)        (703)
Shares acquired by the recognition and retention plan....................      (463)        (543)
Shares acquired by Employee Stock Ownership Plan.........................      (756)        (850)
Unrealized gain (loss) on available for sale investments.................       (58)          53
                                                                            -------       ------
     Total stockholders' equity..........................................    18,040       17,216
                                                                            -------       ------
     Total liabilities and stockholders' equity..........................   $18,236       17,400
                                                                            =======       ======

                           TROY HILL BANCORP, INC.

                            Statements of Earnings

                                                                      For the period ended June
                                                                                 30,
                                                                     ----------------------------
                                                                      1996        1995       1994
                                                                     ------       ----       ----
                                                                            (in thousands)
Interest and dividend income......................................   $  355       376          4
Dividend from subsidiary..........................................      235        --         --
Other income......................................................        2        40         --
                                                                     ------       ----       ----
     Total income.................................................      592       416          4
Operating expenses................................................      188       185         --
                                                                     ------       ----       ----
  Income before tax expense and equity in undistributed
     net income of subsidiary.....................................      404       231          4
Income tax (benefit) expense......................................       (4)       61         --
                                                                     ------       ----       ----
     Income before benefit in undistributed net income
        of subsidiary.............................................      408       170          4
Equity in undistributed net income of subsidiary..................      680       749         16
                                                                     ------       ----       ----
     Net earnings.................................................   $1,088       919         20
                                                                     ======       =====      =====

                           TROY HILL BANCORP, INC.



                           Statements of Cash Flows

                                                                   For the period ended June 30,
                                                                 ---------------------------------
                                                                  1996          1995         1994
                                                                 -------       ------       ------
                                                                          (in thousands)
Cash flows from operating activities:
  Net earnings................................................   $ 1,088          919           20
  Shares committed to be released by ESOP.....................        94          104           --
  Net gain on sale of investments.............................        (3)         (40)          --
  Decrease (increase) in other assets.........................        87         (447)          (4)
  Increase in accrued liabilities.............................        12          184           --
  Equity in undistributed net income of subsidiary............      (680)        (749)         (16)
  Other.......................................................        65           --           --
                                                                 -------       ------       ------
     Net cash used in operating activities....................       663          (29)          --
Cash flows from investing activities:
  Purchase of subsidiary stock................................        --           --       (5,296)
  Dividend from subsidiary....................................       765           --           --
  Purchase of investment securities...........................    (1,252)      (3,397)          --
  Sale of investment securities...............................       128          638           --
                                                                 -------       ------       ------
     Net cash used in investing activities....................   $  (359)      (2,759)      (5,296)
                                                                 =======       ======       ======
Cash flows from financing activities:
  Proceeds from issuance of common stock, net.................   $    --           --        9,648
  Purchase of shares for recognition and retention plan.......        --         (543)          --
  Purchase of Treasury stock..................................        --         (703)          --
  Cash dividends paid.........................................      (309)        (214)          --
                                                                 -------       ------       ------
     Net cash provided by (used in) financing activities......      (309)      (1,460)       9,468
                                                                 -------       ------       ------
Net increase (decrease) in cash...............................        (5)      (4,248)       4,352
Cash at beginning of period...................................       104        4,352           --
                                                                 -------       ------       ------
Cash at end of period.........................................   $    99          104        4,352
                                                                 =======       ======       ======

                           TROY HILL BANCORP, INC.

(17) Selected Quarterly Financial Data (Unaudited)

                                                                     Three months ended
                                                     --------------------------------------------------
                                                     September 30    December 31    March 31    June 30
                                                     ------------    -----------    --------    -------
                                                            (in thousands, except per share data)

1996:
  Interest income.................................      $1,523          1,621         1,645      1,698
  Interest expense................................         737            804           761        789
                                                        ------          -----         -----      -----
  Net interest income before provision for loan
     losses.......................................         786            817           884        909
  Provisions for loan losses......................          30             30            30        130
  Noninterest income..............................          57             32            55         67
  Noninterest expense.............................         384            402           437        477
                                                        ------          -----         -----      -----
  Earnings before income taxes....................         429            417           472        369
  Provision for income taxes......................         167            159           187         86
                                                        ------          -----         -----      -----
     Net earnings.................................      $  262            258           285        283
                                                        ======          =====         =====      =====
Earnings per share (1)............................      $  .25            .26           .29        .27
                                                        ======         ======         =====      =====
1995:
  Interest income.................................      $1,159          1,226         1,339      1,428
  Interest expense................................         449            472           576        658
                                                        ------          -----         -----      -----
  Net interest income before provision for loan
     losses.......................................         710            754           763        770
  Provisions for loan losses......................          --             --            10         --
  Noninterest income..............................          53            (33)           25         76
  Noninterest expense.............................         370            413           425        392
                                                        ------          -----         -----      -----
  Earnings before income taxes....................         393            308           353        454
  Provision for income taxes......................         145            137           130        177
                                                        ------          -----         -----      -----
     Net earnings.................................      $  248            169           223        277
                                                        ======          =====         =====      =====
Earnings per share (1)............................      $  .24            .17           .22        .26
                                                        ======          =====         =====      =====

---------------

(1) Quarterly earnings per share may vary from annual earnings per share due to rounding.

                           TROY HILL BANCORP, INC.

(18) Corporate Reorganization

On September  16, 1996,  the Company  entered into a definitive  agreement to be acquired by PennFirst Bancorp, Inc. ("PennFirst"). Under the agreement, PennFirst will pay $21.15 in cash and stock for each common share of the Company. The acquisition is subject to various regulatory and shareholder approvals and is expected to close in March 1997.

                              STOCK INFORMATION

The conversion of Troy Hill from the mutual to the stock form of organization and the concurrent formation of the Company as the parent holding company of Troy Hill (collectively, the "Conversion") was completed effective June 24, 1994. In connection with the Conversion, the Company issued 1,124,125 shares of common stock to certain depositors and borrowers of Troy Hill, an employee benefit plan of the Company and certain members of the general public.

At September 20, 1996, the Company had 1,067,917 shares of common stock outstanding which were held by approximately 356 stockholders.

The Company's common stock is traded in the over-the-counter market and quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System under the symbol "THBC." The bid and ask quotations for the common stock on September 20, 1996 were:

                           Bid                Ask
                         -------            -------
                          $19.75            $20.25

The following table set forth the high and low market prices for the periods indicated.


                                                              Market Price
                                                           -------------------
                         Quarter Ended                      High         Low
       -------------------------------------------------   ------       ------
       September 30, 1994...............................   $11.88       $11.58
       December 31, 1994................................    11.18        11.11
       March 31, 1995...................................    11.41        11.16
       June 30, 1995....................................    12.18        11.86
       September 30, 1995...............................    13.25        11.50
       December 31, 1995................................    13.50        12.25
       March 31, 1996...................................    13.75        13.00
       June 30, 1996....................................    14.00        12.75

Cash dividends have been reviewed, determined and paid on a quarterly basis. The Company intends to continue to pay quarterly cash dividends subject to determination and declaration by the Board of Directors, which will take into account the Company's financial condition and results of operations, tax considerations, industry standards, economic conditions and other factors, including certain regulatory restrictions. The Company has paid cash dividends on the following dates:

                                                      Cash Dividends
    Record Date                Payment Date             Per Share
--------------------        ------------------        --------------
September 15, 1994          October 14, 1994              $ 0.05
December 15, 1994           January 13, 1995                0.05
March 31, 1995              April 17, 1995                  0.05
June 15, 1995               July 14, 1995                   0.06
September 30, 1995          October 13, 1995                0.06
December 31, 1995           January 12, 1996                0.10
March 31, 1996              April 12, 1996                  0.10
June 30, 1996               July 12, 1996                   0.10

                            DIRECTORS AND OFFICERS

                                  Directors

                               Harry B. Thaner
              Chairman of the Board of the Company and Troy Hill

                                Ellry N. Davis
                    President and Chief Executive Officer
                         of the Company and Troy Hill

                               Raymond K. Aiken
                    President and Chief Operating Officer
                           of Lockhart Chemical Co.

                               Joseph W. Snyder
                  Senior Buyer of Equitable Resources, Inc.

                               Edwin A. Thaner
                      Owner of E. A. Thaner & Associates

                              Executive Officers

                               Harry B. Thaner
                            Chairman of the Board

                                Ellry N. Davis
                    President and Chief Executive Officer

                               Marilyn Scripko
                                Vice-President

                               Lawrence C. Kerr
                                  Treasurer

                               Nancy H. Kufner
                                  Secretary

                               OFFICE LOCATIONS

Main Office
1706 Lowrie Street
Pittsburgh, Pennsylvania 15212

Branch Office
11279 Perry Highway
Wexford, Pennsylvania 15090

                            CORPORATE INFORMATION

Corporate Headquarters

Troy Hill Bancorp, Inc.
1706 Lowrie Street
Pittsburgh, Pennsylvania 15212
(412) 231-8238

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Auditors

KPMG Peat Marwick LLP
One Mellon Bank Center
Pittsburgh, Pennsylvania 15219

Special Legal Counsel

Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 12th Floor
Washington, D.C. 20005

Annual Meeting

October 30, 1996, 10:00 a.m.
The Holiday Inn
4859 McKnight Road
Pittsburgh, Pennsylvania

Form 10-K

A copy of the Company's Annual Report
on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to all stockholders of record by writing to:

Ellry N. Davis
President and Chief Executive Officer
Troy Hill Bancorp, Inc.
1706 Lowrie Street
Pittsburgh, Pennsylvania 15212
                                      52